

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 11, 2021

Mark C. McKenna
President and Chief Executive Officer
Prometheus Biosciences, Inc.
9410 Carroll Park Drive
San Diego, California 92121

      Re: **Prometheus Biosciences, Inc.**
           Registration Statement on Form S-1
           Exhibit Nos. 10.12, 10.13, 10.14, 10.15, 10.16 & 10.17
           Filed February 19, 2021
           File No. 333-253323

Dear Mr. McKenna:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                    Sincerely,

                    Division of Corporation Finance